LION LAND BERHAD (415-D)
A Member of The Lion Group

25 March 2002

02028451

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

02 APR 16 AM 11:55

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 22 March 2002, Re: Proposed redemption by Likom Computer System Sdn Bhd of the 43,613,000 5-year cumulative redeemable preference shares of RM0.01 each held by Lion Land Berhad for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

dlw 4/16

c.c. Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No **LL-020322-66984**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **LION LAND BERHAD**
*	Stock name	: **LIONLND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed redemption by Likom Computer System Sdn Bhd of the 43,613,000 5-year cumulative redeemable preference shares of RM0.01 each held by Lion Land Berhad

* **Contents :-**

On 10 August 2000, Affin Merchant Bank Berhad had announced, for and on behalf of Lion Land Berhad ("LLB" or "the Company"), a proposal that LLB affirms the variation to the mode of redemption of the 43,613,000 5-year cumulative redeemable preference shares of RM0.01 each ("RPS") in Likom Computer System Sdn Bhd ("LCS") held by LLB via the issuance and allotment of new ordinary shares of SGD1.00 each in Likom Electronic Pte Ltd ("LEPL") before the redemption date of 28 June 2001 ("Proposed Redemption").

Subsequent to the aforesaid announcement, LLB, LCS and LEPL executed an agreement on 13 December 2000 ("Conditional Redemption Agreement") to confirm the Proposed Redemption as announced.

Pursuant to the Conditional Redemption Agreement, the Proposed Redemption was conditional upon the satisfaction of the following conditions precedent ("Conditions to Issuance of LEPL Shares") before 13 March 2001:

i) the approval of the shareholders of LLB;

ii) the approval of the shareholders of LCS; and

iii) the approval of the Singapore Exchange Securities Trading Limited ("SGX-ST") to the proposed listing of LEPL on the SGX-ST ("the Proposed Listing of LEPL").

The Company wishes to announce that by letter dated 30 April 2001:

(i) LCS had requested for the deferment of the redemption date of 28 June 2001 to the earlier of the following dates:

    (a) within 21 days from the listing date of LEPL; and

    (b) on 28 December 2002

    ("Proposed Deferment"); and

LION LAND BERHAD (415-D)

Secretary

22 MAR 2002

(i) LLB, LCS and LEPL had agreed to extend the period from 13 March 2001 until 28 December 2002 to satisfy the Conditions to Issuance of LEPL Shares subject always to the Proposed Deferment being approved and implemented.

On 11 July 2001, RHB Sakura Merchant Bankers Berhad, had announced on behalf of the Company, that the Company had entered into a conditional supplemental agreement dated 10 July 2001 ("Conditional Supplemental Agreement") with LCS and LEPL for the Proposed Deferment. The Proposed Deferment is conditional upon the approval of the shareholders of LLB being obtained.

As at the date of this announcement, the conditions for the Proposed Deferment and the Proposed Redemption are still outstanding.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

22 MAR 2002